SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

iShares MSCI South Africa Index Fund

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

464286780

(CUSIP Number)

COPY TO:

Michael S. Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray LLP
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 464286780	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). President and Fellows of Harvard College

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 950,000 8. Shared Voting Power — 9. Sole Dispositive Power 950,000 10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 950,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 63.3%[1]

14.	Type of Reporting Person (See Instructions) EP

[1]	Based on 1,500,000 shares outstanding as of the end of business on February 20, 2004 as set forth on the Issuer’s website.

SCHEDULE 13D

iShares MSCI South Africa Index Fund

Item 1.        Security and Issuer.

This statement2 relates to the shares of common stock, $0.001 par value (the “Common Stock”), of iShares MSCI South Africa Index Fund, a series of iShares, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at iShares, Inc., c/o SEI Investments Distribution Co., 1 Freedom Valley Drive, Oaks, PA 19456.

Item 2.        Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4.        Purpose of Transaction.

This Schedule 13D filing is occasioned by Harvard’s disposition of shares of Common Stock of the Fund as described in Item 5 below.

This Schedule 13D filing, in lieu of Harvard’s normal filing on Schedule 13G pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, is occasioned solely by Harvard’s ownership of 63.3%3 of the outstanding Common Stock of the Fund. Harvard’s ownership as a percentage of the outstanding Common Stock of the Fund may be deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Fund.

2 This filing should not be deemed an admission that the reporting person is required to file a report under Section 13 of the Securities Exchange Act of 1934, as amended.

3 Based on 1,500,000 shares outstanding as of the end of business on February 20, 2004 as set forth on the Issuer’s website.

Page 3 of 7 Pages

Harvard does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.        Interest in Securities of the Fund.

(a), (b)    Harvard is the beneficial owner of 950,000 shares of Common Stock (approximately 63.3% of the shares of Common Stock based on 1,500,000 shares outstanding as of the end of business on February 20, 2004 as set forth on the Issuer’s website).

Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

(c)    On February 20, 2004 Harvard sold 300,000 shares of Common Stock of the Fund in open market transactions on the American Stock Exchange at a price of $57.7604 per share.

(d)    Not applicable.

(e)    Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7.        Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

Page 4 of 7 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ MICHAEL S. PRADKO
Name: Michael S. Pradko Title: Authorized Signatory

Page 5 of 7 Pages

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the President, Fellows and executive officers of Harvard	7

Page 6 of 7 Pages

EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position
Lawrence H. Summers	President
D. Ronald Daniel	Treasurer
Marc Goodheart	Secretary
Hanna H. Gray	Fellow
Conrad K. Harper	Fellow
James R. Houghton	Fellow
Robert E. Rubin	Fellow
Robert D. Reischauer	Fellow

Page 7 of 7 Pages